EX-99.(a)(5)(ii)

Press Release

ADAMS NATURAL RESOURCES FUND ANNOUNCES
TENDER OFFER RESULTS
BALTIMORE, MARYLAND, September 10, 2020 — Adams Natural Resources Fund, Inc. (NYSE: PEO) (“PEO”) today announced the final results of its offer to purchase up to 5,955,676 of its common shares at $11.95, 95% of the $12.58 net asset value per share (“NAV”) at the close of regular trading on the New York Stock Exchange on September 4, 2020, the expiration date.
Based on the final count by American Stock Transfer & Trust Co., LLC (“AST”), the depositary for the tender offer, a total of 9,414,379 common shares of PEO were validly tendered and not withdrawn. The total amount of shares tendered exceeded the offer amount, and the Fund will purchase tendered shares on a pro rata basis. The proration factor for shares purchased pursuant to the offer is 63.26%.
In accordance with the terms and conditions of the tender offer, PEO has accepted for payment all 5,955,676 common shares subject to the tender offer.
Payment for the shares accepted for purchase under the tender offer and return of all other shares tendered and not purchased will occur promptly.
AST Fund Solutions, LLC is the information agent for the Offer. Shareholders with questions may call AST Fund Solutions, LLC at (800) 549-6746.

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Since 1929, Adams Funds has consistently helped generations of investors reach their investment goals. Adams Funds is comprised of two closed-end funds, Adams Diversified Equity Fund, Inc. (NYSE: ADX) and Adams Natural Resources Fund, Inc. (NYSE: PEO). The Funds are actively managed by an experienced team with a disciplined approach and have paid dividends for more than 80 years across many market cycles. The Funds are committed to paying an annual distribution rate of 6% or more, providing reliable income to long-term investors. Shares can be purchased through our transfer agent or through a broker. For more information about Adams Funds, please visit: adamsfunds.com.
Contact:
Lyn Walther │ Director of Shareholder Communications │ 800.638.2479 │ investorrelations@adamsfunds.com

500 East Pratt Street, Suite 1300, Baltimore, MD 21202 │ 410.752.5900 │ 800.638.2479 │ adamsfunds.com